Exhibit 99.1

China Zenix Auto International Limited Announces

Financial Results for the First Quarter of 2015

ZHANGZHOU, China, May 19, 2015 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•	Revenue of RMB722.3 million (US$116.5 million) compared with RMB896.1 million in the 2014 first quarter;

•	Gross margin of 13.7%;

•	Profit and total comprehensive income for the period was RMB0.8 million (US$0.1 million) with earnings per ADS of RMB0.01 (US$0.00);

•	Net cash flow from operations was RMB129.1 million (US$20.8 million);

•	Bank balances and cash, and fixed bank deposits with maturity period over three months totaled RMB965.1 million (US$155.7 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “China’s economic growth continued to slow down in the first quarter and trucks sales slumped 22.7% year-over-year. Amid a challenging market environment, we continued to adjust product pricing to gain additional market share. Our unit sales in the OEM market were down 17.2% year-over-year while unit sales in the heavy-duty trucks market were down 33.7% from last year. Our unit sales in the aftermarket were only down 6.5% year-over-year while unit sales in the overseas market increased by 5.8%.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “In the first quarter, we increased our cash balances and generated positive cash flow from operations of RMB129.1 million (US$20.8 million).”

2015 First Quarter Results

Revenue for the first quarter ended March 31, 2015 was RMB722.3 million (US$116.5 million) compared with RMB896.1 million for the first quarter of 2014.

Aftermarket sales in China decreased by 20.6% year-over-year to RMB357.2 million (US$57.6 million) in the first quarter of 2015 compared with RMB449.7 million in the first quarter of 2014. The year-over-year sales decline in the first quarter of 2015 was mainly attributable to pricing and volume decreases as a result of slowing market demand.

Sales to the Chinese OEM market decreased by 26.6% year-over-year to RMB226.5 million (US$36.5 million) in the first quarter of 2015 compared with RMB308.6 million in the first quarter of 2014. The year-over-year sales decrease in the first quarter of 2015 was mainly attributable to sluggish truck sales.

International sales increased slightly year-over-year to RMB138.6 million (US$22.4 million) in the first quarter of 2015 compared with RMB137.8 million in the first quarter of 2014. The year-over-year sales increase in the first quarter of 2015 was mainly due to higher unit sales as a result of the depreciating RMB and competitive pricing.

In the first quarter of 2015, domestic aftermarket sales, domestic OEM sales and international sales contributed 49.4%, 31.4% and 19.2% of revenue, respectively.

Tubed steel wheel sales accounted for 57.2% of 2015 first quarter revenue compared with 57.7% in the same quarter of 2014. Tubeless steel wheel sales represented 38.0% of first quarter revenue compared with 38.1% in the same quarter of 2014. Tubed and tubeless steel wheel sales remain the main sources of revenue for the Company.

First quarter gross profit was RMB99.2 million (US$16.0 million), compared with RMB182.9 million in the same quarter of 2014. Gross margin was 13.7% compared with 20.4% in the first quarter of 2014. The year-over-year decline in gross margin was mainly attributable to lower selling prices for wheels that outpaced the decline in raw material costs.

Selling and distribution costs decreased by 11.0% year-over-year to RMB58.3 million (US$9.4 million) in the first quarter of 2015 compared with RMB65.6 million in the first quarter of 2014. Lower selling and distribution costs resulted primarily from decreased transportation costs and lower advertising expenses as sales declined. As a percentage of revenue, selling and distribution costs were 8.1% compared with 7.3% in the same quarter a year ago.

Research and development (“R&D”) expenses were RMB9.8 million (US$1.6 million) compared with RMB20.0 million in the first quarter of 2014. R&D expenses as a percentage of revenue were 1.4% in the first quarter of 2015 compared with 2.2% in last year’s first quarter.

Administrative expenses were RMB34.9 million (US$5.6 million) in the first quarter of 2015 compared with RMB36.8 million in the same quarter of 2014. The year-over-year decrease in administrative expenses was mainly due to a decline in staff costs and office service fees. As a percentage of revenue, administrative expenses were 4.8% in the first quarter of 2015 compared with 4.1% in the same quarter of 2014.

Profit and total comprehensive income for the first quarter of 2015 was RMB0.8 million (US$0.1 million) compared with profit and total comprehensive income of RMB52.9 million in the first quarter of 2014.

Basic and diluted earnings per ADS in the first quarter of 2015 were RMB0.01 (US$0.00) compared with basic and diluted earnings per ADS of RMB1.02 in the first quarter of 2014.

During the first quarter of 2015 and 2014, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

As of March 31, 2015, Zenix Auto had bank balances and cash of RMB705.1 million (US$113.7 million) and fixed bank deposits with a maturity period over three months of RMB260.0 million (US$41.9 million). Bank borrowings were RMB558.0 million (US$90.0 million). Total equity attributable to owners of the Company was RMB2,592.8 million (US$418.3 million).

For the three months ended March 31, 2015, the Company recorded cash inflows from operating activities of RMB129.1 million (US$20.8 million). Capital expenditures for the purchase of property, plant and equipment in the first quarter were RMB9.6 million (US$1.5 million). Deposits paid for acquisition of property, plant and equipment in the first quarter was RMB16.8 million (US$2.7 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Tuesday, May 19, 2015 at 8:00 a.m. ET/8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at: http://www.investorcalendar.com/IC/CEPage.asp?ID=174008 Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 P.M. ET on June 19, 2015. The dial-in details for the replay are: U.S. Toll Free Number +1-877-660-6853, International dial-in number +1-201-612-7415 using Conference ID “13609432” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.1990 to US$1.00, the effective noon buying rate as of March 31, 2015 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 510 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.5 million units of steel wheels as of March 31, 2015. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: zx@grayling.com

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China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended March 31, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	Three Months Ended March 31,
	2014	2015	2015
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	896,051	722,277	116,515
Cost of sales	(713,112)	(623,117)	(100,519)

Gross profit	182,939	99,160	15,996
Other operating income	5,832	4,521	729
Net exchange loss	399	2,050	331
Selling and distribution costs	(65,577)	(58,331)	(9,410)
Research and development expenses	(19,999)	(9,775)	(1,577)
Administrative expenses	(36,750)	(34,904)	(5,631)
Finance costs	(4,683)	(3,057)	(493)

Profit before taxation	62,161	(336)	(55)
Income tax expense	(9,287)	1,110	179

Profit and total comprehensive income for the period	52,874	774	124

Earnings per share
Basic	0.26	0.00	0.00
Diluted	0.26	0.00	0.00

Earnings per ADS
Basic	1.02	0.01	0.00
Diluted	1.02	0.01	0.00

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31 2014	March 31 2015	March 31 2015
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	382,067	350,920	56,609
Trade and other receivables and prepayments	921,653	820,546	132,368
Prepaid lease payments	9,425	9,425	1,520
Pledged bank deposits	59,100	57,900	9,340
Fixed bank deposits with maturity period over three months	260,000	260,000	41,942
Bank balances and cash	556,990	705,109	113,746

Total current assets	2,189,235	2,203,900	355,525

Non-Current Assets
Property, plant and equipment	1,525,567	1,524,250	245,886
Prepaid lease payments	395,299	392,943	63,388
Deposits paid for acquisition of property, plant and equipment	1,590	2,120	342
Deferred tax assets	4,356	6,294	1,015
Intangible assets	17,000	17,000	2,742

Total non-current assets	1,943,812	1,942,607	313,373

Total assets	4,133,047	4,146,507	668,898

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	938,251	899,507	145,105
Taxation payable	1,063	839	135
Amount due to a shareholder	5,507	7,371	1,189
Short-term bank borrowings	508,000	558,000	90,015

Total current liabilities	1,452,821	1,465,717	236,444

Non-current liabilities
Deferred income	10,088	9,889	1,595
Deferred tax liabilities	78,077	78,066	12,593

Total non-current liabilities	88,165	87,955	14,188

Total liabilities	1,540,986	1,553,672	250,632

EQUITY
Share capital	136	136	22
Additional paid in capital	392,076	392,076	63,248
Reserves	2,199,849	2,200,623	354,996

Total equity attributable to owners of the Company	2,592,061	2,592,835	418,266

Total equity and liabilities	4,133,047	4,146,507	668,898

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2015

(RMB and US$ amounts expressed in thousands)

	Three Months Ended March 31, 2015
	RMB’000	US$’000
OPERATING ACTIVITIES
Loss before taxation	(336)	(55)
Adjustments for:
Amortization of prepaid lease payments	2,356	380
Depreciation of property plant and equipment	31,527	5,086
Release of deferred income	(199)	(32)
Finance costs	3,057	493
Interest income	(3,838)	(619)

Operating cash flows before movements in working capital	32,567	5,253

Decrease in inventories	31,147	5,025
Decrease in trade and other receivables and prepayments	99,827	16,103
Decrease in trade and other payables and accruals	(38,380)	(6,191)

Cash generated from operations	125,161	20,190
Interest received	5,031	812
PRC income tax paid	(1,063)	(171)

NET CASH FROM OPERATING ACTIVITIES	129,129	20,831

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(9,554)	(1,541)
Deposits paid for acquisition of property, plant and equipment	(16,812)	(2,712)
Placement of pledged bank deposits	(2,700)	(436)
Withdrawal of pledged bank deposits	3,900	629
Placement of fixed bank deposits with maturity periods over three months	(210,000)	(33,876)
Withdrawal of fixed bank deposits with maturity periods over three months	210,000	33,876

NET CASH USED IN INVESTING ACTIVITIES	(25,166)	(4,060)

FINANCING ACTIVITIES
New bank borrowings raised	255,000	41,136
Repayment of bank borrowings	(205,000)	(33,070)
Advance from a shareholder	1,864	300
Interest paid	(7,795)	(1,257)

NET CASH FROM FINANCING ACTIVITIES	44,069	7,109

NET INCREASE IN CASH AND CASH EQUIVALENTS	148,032	23,880
Cash and cash equivalents at beginning of the year	556,990	89,852
Effect of foreign exchange rate changes	87	14

Cash and cash equivalents at end of the period	705,109	113,746